UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year end   September 30, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____

Commission file number: 0-15495

MESA AIR GROUP, INC. 401(k) PLAN
(Full title of the Plan)

MESA AIR GROUP, INC.
410 North 44th Street, Suite 100
Phoenix, Arizona 85008
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Mesa Air Group, Inc. 401(k) Plan

Financial Statements as of the Years Ended September 30, 2008 and 2007, for the Year Ended September 30, 2008, Supplemental Schedule as of September 30, 2008, and Report of Independent Registered Public Accounting Firm

MESA AIR GROUP, INC. 401(k) PLAN

TABLE OF CONTENTS

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of Mesa Air Group, Inc. 401(k) Plan (the "Plan") as of September 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended September 30, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2008 and 2007, and the changes in net assets available for benefits for the year ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the financial statements include investments valued at $1,962,824 (5.9% of net assets available for benefits) and $2,344,564 (4.8% of net assets available for benefits) as of September 30, 2008 and 2007, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by the trustee of the Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 17, 2009   - 2 -

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2008 AND 2007

	2008	2007
ASSETS		
INVESTMENTS:		
Participant directed:		
At fair value:		
Employer stock fund	$ 149,068	$ 1,245,596
Mutual funds	27,807,929	43,488,452
Money market fund	2,565,977	661,453
At contract value:		
Group annuity contract - Nationwide:		
Short Term Indexed Fixed Contract	1,962,824	2,344,564
Participant loans	824,093	1,049,778
Total investments	33,309,891	48,789,843
CONTRIBUTIONS RECEIVABLE:		
Employee	280,261	214,351
Employer	94,848	49,237
Total contributions receivable	375,109	263,588
Total assets	33,685,000	49,053,431
LIABILITIES—Excess contributions payable	133,531	287,680
NET ASSETS AVAILABLE FOR BENEFITS	$ 33,551,469	$ 48,765,751

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	2008
ADDITIONS:	
Investment income (loss):	
Dividend income	$ 3,475,768
Interest income	177,161
Net depreciation in fair value of investments	(13,557,951)
Net investment loss	(9,905,022)
Contributions:	
Employee and rollover	5,271,817
Employer	1,042,150
Return of excess contributions	(177,236)
Total net contributions	6,136,731
DEDUCTIONS:	
Benefits paid to participants	11,344,515
Loan and withdrawal fees	101,476
Total deductions	11,445,991
DECREASE IN NET ASSETS	(15,214,282)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	48,765,751
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 33,551,469

See notes to financial statements.

**MESA AIR GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008 AND 2007, AND
FOR THE YEAR ENDED SEPTEMBER 30, 2008**

1. **DESCRIPTION OF THE PLAN**

The following description of the Mesa Air Group, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. *General*—The Plan is a defined contribution Plan sponsored by Mesa Air Group, Inc. (the "Employer"). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, who are at least 21 years of age and have completed three months of service are eligible to participate (the "Participants"). The Plan is designed to qualify under Section 401(a) and 501(a) of the Internal Revenue Code (the "Code" or "IRC"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

The most recent changes to the Plan approved during the fiscal year ended September 30, 2008 include the following. Effective January 1, 2008, changes made to the Plan in the First Amendment to Article II - Eligibility Requirements and Appendix A – Testing Elections / Effective Date Addendum included the employee contribution percentage being reduced to 85% of the employee's earnings, eligibility to participate in the Plan changes to 3 months of service and the age of 21 and the entry date changed to the first of each month. Effective April 30, 2008, Plan participants may no longer contribute to the Employer Stock Fund. In addition, beginning October 1, 2007, a default investment vehicle, Manning and Pro-Blend Moderate, was adopted for participants who did not make an investment election.

b. *Eligibility*—Employees may participate in the Plan at the beginning of the month after they have completed three months of service and have also attained the age of 21.

c. *Contributions and Vesting*—Various accounts have been established for pretax voluntary employee contributions, forfeitures and earnings or losses from Plan assets.

- *Employee Contribution Accounts*—Each year, Participants may contribute up to 85% of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations.

- *Employer Contribution Accounts*—Contributions to this account are at the discretion of the Employer. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer's Board of Directors as a profit sharing contribution. Employer profit-sharing discretionary contributions are allocated to eligible active Participants based upon the ratio that each Participant's annual compensation bears to the total of all active Participants' annual compensation. Employer matching contributions were 30% of Participant contributions up to 10% of eligible compensation for the fiscal Plan years ended September 30, 2008 and September 30, 2007. There were no discretionary contributions in 2008 or 2007.

- *Vesting*—Employees are 100% vested in employee deferral contributions and are 20% vested in Employer contribution accounts after two years of service. Vesting subsequently increases 20% per year until the Participant becomes fully vested after six years. Participants also become fully vested upon death, total and permanent disability, or reaching age 65, if still employed by the Employer.

- **Forfeited Accounts**— Forfeitures are reallocated and may be used to reduce Employer matching contributions. At September 30, 2008 and 2007, forfeited non-vested accounts totaled $259,964 and $122,338, respectively. These accounts will be used to reduce future Employer contributions. During the year ended September 30, 2008, Employer contributions were reduced by $49,237 from forfeited non-vested accounts.

d. **Participant Accounts**—Individual accounts are maintained for each Plan Participant. Each Participant's account is credited with the Participant's contribution, the Employer's matching contribution, and allocations of the Employer's discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The Plan's earnings and losses are allocated to each Participant in the ratio that each such Participant's account balance for each fund bears to the total balance in that fund of all eligible Participants on the date of each such allocation. All contributions are directed by the Participant into his or her choice of investments offered by the Plan.

e. **Investment Options**—As of September 30, 2008, Participants may direct employee contributions in 1% increments in any of 17 mutual fund investment options offered by Nationwide Trust Company FSB ("Nationwide"), a Nationwide Money Market instrument and the Short Term Indexed Fixed Contract.

The Employer Stock Fund contained approximately 95% and 97% common stock in Mesa Air Group, Inc. with 5% and 3% in cash pending investment as of September 30, 2008 and 2007, respectively. Effective April 30, 2008, Plan participants may no longer contribute to the Employer Stock Fund.

The Short Term Indexed Fixed Contract is a group annuity contract with Nationwide Life Insurance Company ("Nationwide Life"). This contract is included in the Statements of Net Assets Available For Benefits at contract value (which approximates fair value).

f. **Benefits**—Benefits are available upon retirement, death, disability or termination. Benefits are paid in the form of a lump-sum payment or installments. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

g. **Participant Loans**—Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured solely by the vested balance in the Participant's account and accrue interest at a fixed rate determined by the Plan Administrator. The rates are generally comparable to those currently available from commercial institutions. Interest rates on existing loans range from 5.50% to 9.25% for both fiscal Plan years as of September 30, 2008 and 2007, respectively. Principal and interest are payable through monthly payroll deductions.

h. **Plan Termination**—Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all Participants' rights, as established by the Plan document, are not forfeited as a result of the Plan being terminated.

i. ***Tax Status***— The Plan uses a prototype Plan document sponsored by Boyce and Associates, Inc. ("Boyce"). Boyce received an opinion letter from the Internal Revenue Service ("IRS"), dated October 29, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles).

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual fund investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer Stock Fund, which contains Mesa Air Group, Inc. common stock and cash, is valued on a unitized basis, whereby the market value is represented by the quoted price of the common stock of Mesa Air Group, Inc. plus the cash. The Nationwide Short Term Indexed Fixed Contract consists of investments in a fully benefit-responsive group annuity contract and has been presented at contract value, which approximates fair value. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of mutual funds and Mesa Air Group, Inc. common stock are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—All administrative expenses are paid by the Employer as provided in the Plan document.

Payment of Benefits—Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of Participants who have requested distributions prior to the plan's fiscal year end but were paid subsequent to the fiscal year end were $86,953 and $0 at September 30, 2008 and 2007, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits back to the contributor. This liability was $133,531 and $287,680 as of September 30, 2008 and 2007, respectively.

New Accounting Pronouncements—Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements*, will be effective for the Plan's financial statements as of and for the year ended September 30, 2009, and will be adopted prospectively. FASB No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. Management of the Plan does not believe that the adoption of FASB No. 157 will have a material impact on the statements of net assets available for benefits and changes in net assets available for benefits, but will require additional disclosures in the footnotes to the financial statements.

3. INVESTMENTS

The following is a summary of the Plan's investments that exceeded 5% of total net assets available for benefits as of September 30, 2008 and 2007:

Description	2008	2007
Mutual Funds:		
Europacific Growth Fund R3	$ 6,026,217	$10,163,777
Vankamp Growth & Income Fund A	4,329,134	6,999,128
Franklin Capital Growth Fund A	3,954,073	6,052,272
JPM Diversified MidCap Growth Fund	3,819,327	6,266,839
Fidelity Advisor Leveraged Co Stock Fund	1,802,841	
Money Market Funds:		
Nationwide Mny Mkt Inst	2,565,977	
Group Annuity Contract - Nationwide:		
Short Term Indexed Fixed Contract	1,962,824	2,344,564

During the year ended September 30, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008
Nationwide Trust Company FSB:	
Employee Stock Fund	(1,532,373)
Mutual Funds	(12,025,578)
Net depreciation in fair value of investments	(13,557,951)

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Short Term Indexed Fixed Contract is a fully benefit-responsive group annuity contract with Nationwide Life. Nationwide Life maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The contract is presented in the financial statements at contract value, which approximates fair value, as reported to the Plan by Nationwide Life. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, but Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. Nationwide Life may not terminate the contract at any amount less than contract value. There are no reserves recorded against the contract value for credit risk of the contract issuer or otherwise.

Nationwide Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis. The interest rates were 1.85% and 4.82% at September 30, 2008 and 2007, respectively. The average yield based on annualized earnings for the years ended September 30, 2008 and 2007 was 2.49% and 4.81%, respectively, and was computed by dividing the actual earnings of the contract for the plan year by the fair value of the investments at the beginning of the year. The average yield based on interest rates credited to Participants for the years ended September 30, 2008 and 2007 was 2.70% and 5.02%, respectively, and was computed by dividing the annualized earnings credited to Participants by the fair value of the investments on the same date.

The contract value of the investment contract at September 30, 2008 and 2007 was $1,962,824 and $2,344,564, respectively.

5. ALL EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Employer Stock Fund, which contains shares of Mesa Air Group, Inc., the sponsoring employer, common stock. Therefore, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds and the Short Term Indexed Fixed Contract managed by Nationwide Life. Nationwide Life is an affiliate of the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6. EXCESS CONTRIBUTIONS PAYABLE

The Plan failed to pass the Average Deferral Percentage Test ("ADP") and the Actual Contribution Percentage Test ("ACP") for the fiscal 2008 and 2007 Plan years, with respect to "highly compensated employees" ("HCEs"). In order to correct the failure of the ADP and ACP tests for the Plan year, federal law generally requires that corrective distributions be made no later than the end of the following Plan year.

The Plan refunded excess contributions amounting to $287,680 for the 2007 fiscal Plan year prior to September 30, 2008. As of September 30, 2008, the Plan recorded a payable of $133,531 for the excess contributions related to the 2008 fiscal Plan year, which includes $60,692 of investment losses. The excess contributions and earnings thereon will be refunded to the HCE's in the fiscal 2009 Plan year.

7. ADMINISTRATIVE ERRORS

The Employer identified certain administrative errors related to the Plan that constituted operational failures as defined in the Employee Plans Compliance Resolutions Systems (EPCRS).

a. Contribution Failure—Certain employee contributions were not withheld from some employee manual paychecks and remitted to the Plan along with the associated employer matching contributions. The manual paycheck to each affected employee did not withhold the participant's elected deferral contribution for remittance to their Plan account, but rather was paid directly to the participant. For each paycheck that resulted in an error, the affected participant also did not receive an employer matching contribution. The errors were noted to have occurred in each year since the 2003 Plan year. Management of the Plan estimates that the cumulative amount of the withholding and employer matching contribution error as of September 30, 2008, is approximately $173,000. Plan management is in the process of calculating earnings on the errors in accordance with EPCRS. The accompanying Plan financial statements as of September 30, 2008, reflect a receivable from the Employer of approximately $173,000 for contributions, but no amount has been recorded for earnings associated with the errors.

b. Vesting Calculation Failure—Certain participants who terminated services and took distribution from the Plan received incorrect employer matching contributions because the vesting of such contributions was calculated incorrectly. The errors were noted to have occurred in the 2008, 2007, and 2006 Plan years. Management of the Plan believe that the cumulative amount of vesting error as of September 30, 2008, is not material to the financial statements, and therefore, the cumulative amount of error has not been recorded in the accompanying Plan financial statements.

Management of the Plan and the Employer intend to fully correct all of the operational failures in accordance with the EPCRS for the respective Plan year.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan to be filed with the IRS ("Form 5500") is required when there is a difference in between the financial statements and the Form 5500.

Plan management elected to change from the cash basis to the accrual basis of reporting information in the Form 5500 in the year ended September 30, 2008. Therefore, as of September 30, 2008 net assets available for benefits is the same between the financial statements and the Form 5500. The change in basis requires a reconciling adjustment to contributions and net investment loss between the financial statements and Form 5500 for the year ended September 30, 2008.

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2007, is as follows:

	2007
Net assets available for benefits per the financial statements	$ 48,765,751
Excess contributions currently payable	287,680
Net assets available for benefits per the Form 5500	$ 49,053,431

The reconciliation of return of excess contributions, a component of the statement of changes in net assets available for benefits, per the financial statements to the Form 5500 for the year ended September 30, 2008, is as follows:

	2008
Return of excess contributions per the financial statements	$ (177,236)
Less: Prior year excess contributions, net of earnings paid in current year	(247,870)
Return of excess contributions per the Form 5500	$ (425,106)

The reconciliation of net depreciation in fair value of investments, a component of the statement of changes in net assets available for benefits, per the financial statements to the Form 5500 for the year ended September 30, 2008, is as follows:

	2008
Net depreciation in fair value of investments per the financial statements	$ (13,557,951)
Less: Prior year earnings on excess contributions paid in current year	(39,810)
Net depreciation in fair value of investments per the Form 5500	$ (13,597,761)

MESA AIR GROUP, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPTEMBER 30, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Mutual Fund R3	Mutual Fund	**	$ 76,378
	Europacific Growth Fund R3	Mutual Fund	**	6,026,217
	Amim Real Estate Fund A	Mutual Fund	**	1,046,716
	American Century Small Cap Value Fund	Mutual Fund	**	703,664
	American Century Small Company Fund	Mutual Fund	**	451,138
	De Am Svcs Fd A	Mutual Fund	**	23,608
	Davis NY Venture Fund	Mutual Fund	**	1,435,582
	Evergreen Cord Bond Fund A	Mutual Fund	**	1,344,233
	Fidelity Advisor Leveraged Co Stock Fund	Mutual Fund	**	1,802,841
	Franklin Capital Growth Fund A	Mutual Fund	**	3,954,073
	JPM Diviersified MidCap Growth Fund	Mutual Fund	**	3,819,327
	Leggmp Smcap Gr A	Mutual Fund	**	389,702
	Lord Abbett Midcap Value Fund	Mutual Fund	**	805,660
	Manning Napier Pr Blend Mod Term A	Mutual Fund	**	141,248
	Vankamp Growth & Income Fund A	Mutual Fund	**	4,329,134
	PIMCO High Yield Fund A	Mutual Fund	**	885,533
	USB S&P 500 Index Fund Class A	Mutual Fund	**	572,875
*	Nationwide Mny Mkt Inst	Money Market	**	2,565,977
*	Mesa Air Group Employer Stock Fund	Mesa Stock Fund	**	149,068
*	Short Term Indexed Fixed Annuity Contract	Benefit-responsive Investment Contract	**	1,962,824
*	Loan Fund	Maturing from October 2008 to September 2022, with interest rates ranging from 5.50% to 9.25%	**	824,093
	TOTAL INVESTMENTS			**$ 33,309,891**

* Indicates party-in-interest to the Plan
** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MESA AIR GROUP, INC.
401(k) PLAN
By: /s/ MICHAEL J. LOTZ
Michael J. Lotz
President & Chief Financial Officer

Date: June 25, 2009